

December 27, 2013

Via Email
Felipe Contreras Fajardo
Chief Accounting Officer
c/o Robert Moreno Heimlich
Banco Santander-Chile
Bandera 140, 19th Floor
Santiago, Chile

> **Re:** **Banco Santander-Chile**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 001-14554**

Dear Mr. Contreras Fajardo:

We have reviewed your filing and response letter dated April 30, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

F. Selected Statistical Information, page 91

Loans Analyzed on an Individual Basis, page 106

1. You disclose that you update appraisals for collateral values every 24 months and this period can be changed if market conditions in general or for a specific sector warrant an adjustment to appraisal value. You then go on to state you do not make adjustments between appraisals to account for changes in fair value and that a change in value may change the risk category or profile of a client leading to additional provision or removal of provisions. Please clarify these statements which appear to contradict each other and

explain the actual policy you follow for updating appraisals and monitoring market conditions. In your response address whether in the past few years you have updated an appraisal before 24 months or adjusted a stale appraisal and based your allowance on that updated or adjusted appraisal. If you do not update appraisals before 24 months even if market conditions have changed, please tell us how you address this risk in your allowance calculation.

Loans Analyzed on a Group Basis, page 107

2.   We note your allowance level tables on page 109 and that there are three different "renegotiated" categories among the loan types. We further note that a "renegotiated consumer with three months of non-payment" and profile 1 could have a higher allowance than a non-performing renegotiated consumer that is more than 150 days past due. Please tell us and revise your future filings to disclose the differences between the various renegotiated categories, how customers migrate between the renegotiated categories as the borrower becomes behind on payments, and address how a renegotiated consumer loan 150 days past due would have a lower allowance than a renegotiated loan 90 days past due. Provide a similar discussion for Santander Banefe renegotiated categories to the extent the explanation is different than the one for the Bank.

Allowances for Residential Mortgage Loans, page 110

3.   We note your disclosure that as of June 2011, residential mortgage loans are assigned an allowance level based on credit risk profiles, which are determined utilizing statistical models that consider various factors. Additionally, you state that specific risk profile assignments are updated periodically based on a client's payment history in the bank and in the banking system as a whole, as well as on its demographic characteristics. You then state that as a result, when a client has a past-due balance or has missed some payments, the result is that the client will move to a different risk category with a higher loss rate, thereby capturing, in the case of a particular client, its recent trends, and in the aggregate, recent market trends. However, on page 111, you disclose a table showing the required loan loss allowance for residential mortgage loans since June 2011 which shows the required allowance ratio at different days over-due scenarios, which is only based on factors such as whether it is a new, existing or renegotiated client, or whether a client of Santander Banefe. Please respond to the following:

• It is not clear how the table on page 111 is able to capture the recent trends in the borrower's history, or in the market. For example, to the extent that a borrower is able to renegotiate a loan in the banking system, the required allowance percentage goes down, rather than up. Tell us the data analyzed to support that when a borrower obtains a renegotiation of one of their loans in the banking system, a lower allowance is required for their existing mortgage loan.

• Clarify how the table shows migrations to different risk categories based on the various factors considered in your allowance methodology. For example, it appears that the only factors that have an impact on the allowance level is just the days past due prior to the loan becoming 90 days or more delinquent, or whether the client has a renegotiated loan in the banking system, which actually reduces the required allowance percentage.

4.   We note residential mortgage loans have a maximum allowance percentage of 11% even if more than 90 days past due per your disclosure on page 111. Please clarify whether this is a true statement and if not, tell us how the allowance is determined once a residential mortgage is more than 90 days past due. To the extent it is true, clarify why the allowance methodology utilized prior to June 2011 had a maximum allowance of 28.3% for past due residential mortgage loans, and tell us the data analyzed to support the significant reduction in the allowance under both methodologies. Discuss also why the renegotiated client percentage stays flat at 1.75% until the loan is more than 90 days past due.

Consolidated Financial Statements, page F-1

Note 1 – Summary of Significant Accounting Policies, page F-10

i. Provisions for Individual Loans, page F-26

5.   You disclose on page F-27 that for loans classified in the C and D categories you determine the loan loss allowance based on the level of collateral adjusted for the costs to sell. You also present allowance percentages by loan classification and state that these percentages are based on the level of collateral or the expected future cash flow from the loan. Please provide us with a more detailed explanation and example of how the allowance percentages interact with the level of collateral or expected future cash flow from the loan. In your response clarify how the ultimate allowance amount is determined for a loan. If the allowance is calculated solely based on the allowance percentages disclosed, please address the following:

- Tell us how you verify that the specified percentages within the matrix are equal to or in the range of possible impairment loss calculated in accordance with IAS 39.63.

- Quantify the difference in the allowance between using the matrix and the value of the underlying collateral less costs to sell for each loan as of December 31, 2012.

- Confirm that you have not recognized impairment in excess of losses determined on the basis of objective evidence on the identified individual financial assets. Refer to paragraphs E.4.5 and E.4.6 of IASB Staff Implementation Guidance on IAS 39.

v. Changes in Accounting Estimates, page F-28

6.   We note your disclosure that in June 2012, you revised your allowance methodology for consumer loans by developing the loss rate as the probability of nonperformance (PNP) and severity (SEV) established according to historical behavior of the profiles and based on a properly supported historical analysis. Prior to this point, your estimated loss rates were established by the historical behavior of the charge-offs net of recoveries for each risk profile. Please respond to the following:

- Tell us how the historical loss rates based on charge-offs is different from the data and other information used to develop the PNP and SEV assumptions.

- Your disclosure on page F-28 indicates that estimated incurred loss rates for consumer loans corresponds to charge-offs net of recoveries, and that no other statistical information other than net charge-offs is used to determine the loss rates. Please tell us whether this statement is still true after June 2012 when you updated your allowance methodology.

- Tell us in more detail how the allowance methodology change described on page F-28 affected the allowance tables for your consumer loans outlined on pages 108-110. For example, it still appears you have many of the same or similar categories and risk profiles and it isn't clear how the switch to the PNP and SEV methodology affected this analysis.

Note 8 - Derivative Financial Instruments and Hedge Accounting, page F-53

7.   We note your disclosure on page F-56 that you use cross-currency swaps and forwards to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate and to cover inflation risk in some items. You also state that the cash flows of the swaps and forwards equal the cash flows of the hedged items and modify uncertain cash flows. According to your tables on page F-57 the forecast cash flows of the hedging instrument do not equal the cash flows of hedged items for the interest rate risk. Please explain in greater detail what the additional hedging instrument outflows represent and how you determined that the hedges were nearly 100% effective.

Note 24 - Contingencies and Commitments, page F-100

Santander Asset Management S.A. …… Fondos, page F-101

8.   You state that you are the representative of the beneficiaries of the guarantees established by each of the managed funds and there are guaranteed returns on certain mutual funds. We also note from the disclosure on page 37 that Santander Asset Management S.A. Administradora General de Fondos is a directly owned subsidiary that you consolidate.

Please clarify who is the guarantor of the managed funds and the returns on certain mutual funds. If you or your subsidiary guarantees the funds or returns on certain funds, please tell us whether the mutual funds are consolidated under IAS 27 and SIC 12. If not, explain in greater detail how you determined that you did not retain most of the risks and rewards and discuss the impact that IFRS 10 will have on this accounting.

Note 32 - Provision for Loan Losses, page F-115

9.   You disclose gross charge-offs of Ch$371.6 billion and Ch$291.1 billion in 2012 and 2011 and provisions recorded related to the charge-offs of Ch$150.4 billion and Ch$97.9 billion. We also note your response to prior comment two filed on April 30, 2013 that a loan charged-off may have been provisioned at less than 100% given your allowance model will incorporate historical loss experience net of recoveries though your charge-off does not consider recoveries. Please tell us the amount of the Ch$150.4 billion and Ch$97.9 billion provision that relate to the estimated recoveries considered in your allowance, but not at charge-off. Then tell us what makes up the remainder of the provision related to the charge-offs. Ensure your response addresses whether this provision truly is additional provision recorded on the loans being charged-off or is the provision required to maintain the appropriate allowance on the remaining pool of loans. If the latter please revise your future filings to clarify this point and remove all references regarding this provision as a "direct charge-off."

Note 33 - Personnel Salaries and Expenses, page F-118

10.   You disclose on page F-119 that the fair value of the shares issued under your stock performance plan is determined on the basis of the Monte Carlo valuation model with 10,000 simulations run to determine the TSR for each of the reference Group companies. The results are classified in descending order through the calculation of the weighted average and then discounted at the risk-free interest rate. The I10 and I11 plans include an EPS condition that you state is highly correlated to the TSR so the fair value of the EPS portion of the plans is based on the results of the TSR value. The compensation expense related to the plans was Ch$1.75 billion in 2012 and you disclose that the valuation does not refer to market conditions so the number of shares expected to be granted will be re-examined and adjusted on a per-annum basis. Please address the following:

- Tell us whether you consider the TSR and EPS objectives as performance or market conditions for each plan disclosed. Refer to Examples 3 and 5 in the Implementation Guidance of IFRS 2.

- Confirm that the Monte Carlo model and the simulations consider the likelihood of achieving the defined objective(s) and clarify the statement that the valuation of the shares does not refer to market conditions.

- Confirm that the awards granted are settled in Banco Santander S.A. shares and you have no obligation to settle the share-based payment transaction so the transactions are accounted for as equity-settled shared-based payments. Refer to IFRS 2.43B.

- In your future filings disclose the weighted average fair value at the measurement date of shares granted during the period and provide more qualitative discussion about the output of the Monte Carlo simulation and whether it suggests a high probability of achieving the objective(s). Refer to IFRS 2.47(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant